SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:           18 December 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 18 December 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 18 December 2007

National Grid plc

1-3 Strand

London, WC2N 5EH, United Kingdom

National Grid plc: ‘UK Gas Distribution Regulatory Price Controls: Final Proposals’

18 December 2007

National Grid plc

UK Gas Distribution Regulatory Price Controls: Final Proposals

National Grid has today accepted in principle Ofgem’s final proposals for the Gas Distribution Price Control for the five years from 1 April 2008.

Steve Holliday, Chief Executive, said:

“We are pleased that Ofgem have moved in all areas since September, and we believe that the proposals, although presenting real challenges in meeting the operating cost assumptions, now offer an acceptable balance of risk and reward.

“As a result of this review, investment in our gas distribution networks in the UK will be significantly higher than in previous regulatory periods. We are confident that we can deliver this investment and manage our networks in a safe, efficient and reliable way, while providing a superior return for investors.

“National Grid operates under 20 main regulatory controls – completing this review means that we now have 17 of them in place for the coming period and we believe that this regulatory stability leads to a lower risk profile and greater visibility for our business.”

National Grid will now work closely with Ofgem on the formal licence modifications.

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Brunswick:	Paul Scott	+44 (0)20 7404 5959